UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 5)
Under the Securities Exchange Act of 1934

Nuveen California Dividend Advantage Municipal Fund 2 (NVX)

(Name of Issuer)

MuniFund Term Preferred Shares

(Title of Class of Securities)

67069X500

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 67069X500

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,148,798

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,148,798

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,148,798

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

26.81%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,148,798 shares of Nuveen California Dividend Advantage Municipal Fund 2 MuniFund Term Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 26.81% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. Being an independent registered investment advisor, the profile of the Nuveen California Dividend Advantage Municipal Fund 2 MuniFund Term Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since March 24, 2011.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,148,798 shares or 26.81% of the outstanding shares. George W. Karpus presently owns 117,500 shares. Mr. Karpus purchased shares on March 24, 2011 at $10.00 (35,100 shares), July 6, 2012 at $10.010 (15,600 shares), July 17, 2012 at $10.10 (14,900 shares), July 18, 2012 at $10.10 (31,000 shares), July 19, 2012 at $10.10 (4400 shares), July 25, 2012 at $10.07 (6500 shares), and on July 27, 2012 at $10.10 (10,000 shares). JoAnn Van Degriff presently owns 4,200 shares. Mrs. Van Degriff purchased shares on March 24, 2011 at $10.00 (3,600 shares) and on June 8, 2012 at $10.07 (600 shares). Dana R. Consler presently owns 500 shares. Mr. Consler purchased shares on March 24, 2011 at $10.00 (400 shares) and on June 8, 2012 at $10.07 (100 shares). Karpus Management Inc. presently owns 5,475 shares. KMI purchased shares on March 24, 2011 at $10.00 (2,300 shares), May 17, 2012 at $10.10 (2800 shares), June 5, 2012 at $10.07 (75 shares), and on June 8, 2012 at $10.07 (300 shares). None of the other principals of KIM presently own shares of Nuveen California Dividend Advantage Municipal Fund 2 MuniFund Term Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 11/12/2012 2000   $10.10
 11/26/2012 (325)  $10.05
 12/5/2012 (50)  $10.05
 12/13/2012 100   $10.05
 12/19/2012 409   $10.05
 12/24/2012 9900   $10.04
 12/27/2012 100   $10.05
 12/28/2012 (600)  $10.04
 12/31/2012 50   $10.05
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Nuveen California Dividend Advantage Municipal Fund 2 MuniFund Term Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   January 4, 2013